FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2006.

Total number of pages: 23

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. (U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 (Unaudited)
(FROM APRIL 1, 2005 TO DECEMBER 31, 2005) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005 (Unaudited)

(FROM APRIL 1, 2005 TO DECEMBER 31, 2005)

CONSOLIDATED

Released on February 1, 2006

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance

(1) Consolidated Financial Results (from October 1, 2005 to December 31, 2005)

	Japanese yen (Millions except per share amounts)
	Three months ended December 31,
	2005	2004
Net sales	¥136,729	¥128,224
Percent change from the previous period	6.6%	99.5%
Operating income	15,003	14,481
Percent change from the previous period	3.6%	117.9%
Income before provision for income taxes	19,638	12,182
Percent change from the previous period	61.2%	115.3%
Net income	12,124	8,096
Percent change from the previous period	49.8%	166.1%
Net income per share- basic	¥84.43	¥57.30
Net income per share- diluted	¥81.38	¥54.57

Notes:

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

143,589,093 shares for the three months ended December 31, 2005

141,291,078 shares for the three months ended December 31, 2004 (after an adjustment to reflect the effect of the stock split discussed below)

3. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of basic and diluted net income for the three months ended December 31, 2005 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

The per-share amounts of basic and diluted net income for the three months ended December 31, 2004 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of basic and diluted net income for the three months ended December 31, 2004 before the adjustments were ¥114.60, and ¥109.15, respectively.

(2) Consolidated Financial Results (from April 1, 2005 to December 31, 2005)

	Japanese yen (Millions except per share amounts)
	Nine months ended December 31,		Year ended March 31,
	2005	2004	2005
Net sales	¥392,903	¥364,629	¥485,861
Percent change from the previous period	7.8%	98.9%	75.1%
Operating income	40,081	38,577	53,665
Percent change from the previous period	3.9%	114.7%	143.8%
Income before provision for income taxes	49,825	39,614	57,290
Percent change from the previous period	25.8%	160.2%	191.7%
Net income	32,525	24,145	33,455
Percent change from the previous period	34.7%	111.0%	107.9%
Net income per share- basic	¥227.31	¥174.17	¥239.87
Net income per share- diluted	¥218.58	¥165.75	¥228.29

Notes：

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

143,086,117 shares for the nine months ended December 31, 2005

138,631,164 shares for the nine months ended December 31, 2004 (after an adjustment to reflect the effect of the stock split discussed below)

139,469,904 shares for the year ended March 31, 2005 (after an adjustment to reflect the effect of the stock split discussed below)

3. A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of basic and diluted net income for the nine months ended December 31, 2005 retroactively reflect the effect of the stock split, assuming the split had taken effect on April 1, 2005.

The per-share amounts of basic and diluted net income for the nine months ended December 31, 2004 have been accordingly adjusted to reflect the effect of the stock split. The per-share amounts of basic and diluted net income for the nine months ended December 31, 2004 before the adjustments were ¥348.33, and ¥331.50, respectively. The per-share amounts of basic and diluted net income for the year ended March 31, 2005 before the adjustments were ¥479.74, and ¥456.58, respectively.

Qualitative information on business conditions (consolidated)

Consolidated results for the nine months ended December 31, 2005 continued to show increase in sales and profits as compared to the same period of the previous year, following increases in the interim results. Accumulated net sales were ¥392,903 million, an increase of 7.8% as compared to the same period of the previous year and operating income was ¥40,081 million, an increase of 3.9%. Consolidated net income also increased by 34.7% to ¥32,525 million.

Net sales for the three months ended December 31, 2005 were ¥136,729 million, an increase of ¥8,505 million, or 6.6%, as compared to the three months ended December 31, 2004. Operating income increased by ¥522 million, or 3.6%, to ¥15,003 million while income before provision for income tax increased by ¥7,456 million to ¥19,638 million. As a result, net income increased by ¥4,028 million to ¥12,124 million.

As compared to the results for the three months ended September 30, 2005, net sales increased by ¥3,054 million, or 2.3%. Operating income decreased by ¥473 million, or 3.1%. Net income increased by ¥517 million, or 4.5%.

Net sales of the entire group increased by ¥8,505 million, or 6.6% for the three months ended December 31, 2005, but the results were unbalanced as net sales of small precision motors increased ¥12,619 million, while net sales of machinery and electronic and optical components decreased as compared to the same period of the previous year. Net sales by segment are as follows:

Net sales of the “small precision motors” segment for the three months ended December 31, 2005 increased by ¥12,619 million, or 21.3%, to ¥71,971 million, as compared to the three months ended December 31, 2004. Net sales of hard disk drives spindle motors increased by approximately ¥9,600 million, or approximately 29%, and unit shipments increased by slightly more than 18%. The average sales price increased by approximately 9% in yen-based sales, but the price decreased by around 2% in a dollar-based sales, coupled with a depreciation in the yen.

Additionally, sales of hard disk drives spindle motors generally progressed steadily in the current quarter, but towards the end of the period , unit shipments rapidly decreased at JIT warehouses due to a shortage of certain materials experienced by customers and adjustments related to transition to new models as well as a sales decrease of micro drive spindle motors during the three months ended December 31, 2005. As a result, sales quantity increased by approximately 3% as compared to the last quarter. The shortage of materials and adjustments also significantly affected sales of 2.5-inch motors, and there was a considerable impact not only on net sales but also on income. Net sales of DC motors increased by approximately ¥2,500 million, or 16%. This increase was due to a sales increase of the products of Nidec Corporation and its direct-line subsidiaries, and DC motors traded by Nidec Sankyo leveled off. Therefore, only DC motors traded by Nidec Corporation and its direct-line subsidiaries, mainly consisting of optical disc motors, increased by slightly more than 27%. Net sales of fan motors increased approximately ¥300 million, or 3%.

Net sales of the “mid-size motors” segment for the three months ended December 31, 2005 increased by 7.7% to ¥9,195 million as compared to the three months ended December 2004.

N et sales of automobile-directed motors accounted for approximately ¥500 million, or approximately 60% of the increase .. Sales of motors both for home appliances and industrial use also increased slightly ..

Net sales of the “machinery” segment for the three months ended December 31, 2005 largely decreased by approximately ¥3,909 million to ¥16,886 million as compared to the three months ended December 31, 2004. In this business segment, net sales also decreased in the interim period as compared to the same interim period of the previous year and in the three months ended December 31, 2005, recovery was generally slow. The largest factor for a decrease in the three months ended December 31, 2005 as compared to the three months ended December 31, 2004 was the decrease in the sales of robot-related products of Nidec Sankyo.

Net sales of the “electronic and optical components” segment for the three months ended December, 2005 decreased by ¥1,386 million to ¥32,640 million, as compared to the three months ended December 2004. The decrease of approximately ¥1,200 million, or 42%, in controlling rotating equipment made by Nidec Copal Electronics was the largest factor for a decrease in this segment. Net sales of lens unit-related products also decreased by approximately ¥800 million, or 16%, due to the delay in the start-up of new products.

Net sales of the “other” segment for the three months ended December 31, 2005 increased by ¥524 million to ¥6,037 million as compared to the three months ended December 31, 2004. The increase was mainly due to the sales increase of automobile parts of Nidec Tosok and pivot assemblies.

As for income, operating income for the three months ended December 31, 2005 increased by slightly more than ¥500 million, or 3.6%, to ¥15,003 million as compared to the three months ended December 31, 2004. We recorded unbalanced results, as profit from small precision motors increased by slightly more than ¥2,100 million, while all the other segments recorded a decrease in profit.

In the “small precision motors” segment which recorded a profit increase, profit for the three months ended December 31, 2005 expanded as a result of strong demand for hard disk drives spindle motors and optical disk drives motors. Therefore, while sales and profits continued to increase , towards the end of the period , acceptance by clients of hard disk drives spindle motors, our core product, slowed down, particularly 2.5-inch motors, a profit- earning model and there was a sales decrease of 1-inch micro drive spindle motors, which impacted income. As the sales and income for the three months ended December 31, 2004 remained at a rather high level, the margin of improvement in income was smaller than we expected.

In the “mid-size motors” segment, we vigorously promoted improvement activities for achieving restoration of profitability in the three months ended December 31, 2005, but we were unable to fully absorb the cost increase of steel materials and copper wires, which continued until the first quarter of this fiscal year, as well as the research and development expenses for motors for automobiles and the burden of investment in expansion of production capacity in China.

A decrease in operating income in the “machinery” segment for the three months ended December 31, 2005 as compared to the three months ended December 31, 2004 was mainly due to the decrease in sales of laboratory systems of Nidec Copal and the decline in profit of power transmissions of Nidec-Shimpo. While the decrease in sales of robot systems of Nidec Sankyo was significant, it was not a factor for a decrease in profit.

Decrease in income as a result of a sales decrease in the highly profitable controlling rotating equipment of Nidec Copal Electronics was the largest factor in the decrease in operating income of “electronic and optical components.” In the lens units of Nidec Copal, a significant income decrease was also recorded.

Income before provision for income tax for the three months ended December 31, 2005 increased by ¥7,456 million to ¥19,638 million as compared to the three months ended December 31, 2004, as a result of an increase of ¥6,752 million in foreign exchange profits (together with a decrease in foreign exchange losses in the previous period) in non-operating income and an increase of ¥1,025 million of profit on the sale of securities.

Net income for the three months ended December 31, 2005 increased by ¥4,028 million to ¥12,124 million as compared to the three months ended December 31, 2004. Provision for income tax increased ¥2,679 million and minority interest in income of consolidated subsidiaries increased approximately ¥865 million. An increase in income taxes was due to an increase in taxable income in Japan as a result of increases in foreign exchange profits and profit on the sale of securities. In addition, the increase in minority interest in income was due to the increase in income of Nidec Sankyo.

(3) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	December 31,		March 31,
	2005	2004	2005
Total assets	¥551,474	¥481,964	¥484,173
Shareholders’ equity	247,962	191,625	207,040
Shareholders’ equity to total assets	45.0%	39.8%	42.8%
Shareholders’ equity per share	¥1,724.67	¥1,356.14	¥1,453.19

Note:

Number of shares issued and outstanding at end of period (consolidated):

143,774,210 shares at December 31, 2005

141,301,632 shares at December 31, 2004 (after an adjustment to reflect the effect of the stock split discussed below)

142,473,722 shares at March 31, 2005 (after an adjustment to reflect the effect of the stock split discussed below)

A two-for-one stock split on the Company’s common stock effective November 18, 2005 was implemented for shareholders of record as of September 30, 2005. Therefore, per-share amounts of shareholders’ equity as of December 31, 2004 and March 31, 2005 retroactively reflect the effect of the stock split.

The per-share amounts of shareholders’ equity as of December 31, 2004 and March 31, 2005 before the adjustments were ¥2,712.28, and ¥2,906.37, respectively.

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	December 31,		March 31,
	2005	2004	2005
Net cash provided by operating activities	¥35,507	¥26,601	¥44,333
Net cash used in investing activities	(29,402)	(33,175)	(45,888)
Net cash provided by (used in) financing activities	9,662	(4,766)	(2,494)
Cash and cash equivalents at end of period	¥90,248	¥60,660	¥70,111

Qualitative information on the financial conditions (consolidated)

As of December 31, 2005, total assets increased by ¥67,301 million from March 31, 2005. The increase in assets was due to an increase in accounts receivable, inventories, tangible fixed assets and good will.

Shareholders’ equity increased by ¥40,922 million from the end of the previous period.

Overview of Cash Flow

The balance of cash and cash equivalents as of December 31, 2005 increased by ¥20,137 million to ¥90,248 million compared to March 31, 2005. Below is a summary of cash flow for the nine months ended December 31, 2005.

Net cash provided by operating activities increased by ¥35,507 million. Net cash provided by operating activities included a minority interest in income, depreciation and other amortization totaled ¥57,557 million, which was used in operating activities that consisted mainly of investment in inventories of ¥9,814 million, foreign currency translation adjustment of ¥4,169 million and increase in accrued income taxes of ¥2,311 million.

Net cash used in investing activities was ¥29,402 million. The cash used in investing activities included acquisition of tangible fixed assets (capital investment) of ¥30,019 million and additional investment in consolidated subsidiaries of ¥4,117 million and inflow of ¥3,062 million from the sale of securities.

Net cash provided by financing activities was ¥9,662 million. The cash used in financing activities included a net increase of short-term borrowings of ¥16,493 million and repayment of long-term borrowings of ¥2,058 million and dividends paid of ¥3,569 million.

Qualitative Information on Financial Forecasts

The consolidated business forecasts for the year ending March 31, 2006, remain unchanged from the previous forecasts announced on October 28, 2005.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (1) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (2) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (3) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (4) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (5) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

2. Consolidated Financial Statements and other Information

Consolidated balance sheets- Assets

	Yen in millions
	December 31, 2005		December 31, 2004		Inc or Dec	March 31, 2005
Current assets:	¥	%	¥	%	¥	¥	%
Cash and cash equivalents	¥90,248		¥60,660		¥29,588	¥70,111
Trade notes receivable	16,911		21,803		(4,892)	17,351
Trade accounts receivable	125,256		115,192		10,064	112,568
Inventories:
Finished goods	26,431		19,739		6,692	18,853
Raw materials	14,668		12,835		1,833	12,688
Work in process	15,612		15,347		265	13,009
Project in progress	1,012		851		161	964
Supplies and other	2,815		4,041		(1,226)	3,448
Prepaid expenses and other current assets	12,683		14,109		(1,426)	11,951
Total	305,636	55.4	264,577	54.9	41,059	260,943	53.9

Investments and loan receivable:
Marketable securities and other securities investments	19,777		18,257		1,520	18,495
Investments in and advances to affiliates	2,149		1,662		487	1,865
Total	21,926	4.0	19,919	4.1	2,007	20,360	4.2

Property, plant and equipment:
Land	34,410		31,555		2,855	31,774
Buildings	86,901		78,700		8,201	79,765
Machinery and equipment	205,297		175,078		30,219	178,594
Construction in progress	6,010		6,299		(289)	6,687
Sub-total	332,618	60.3	291,632	60.5	40,986	296,820	61.3
Less - Accumulated depreciation	(163,281)	(29.6)	(147,221)	(30.5)	(16,060)	(147,614)	(30.5)
Total	169,337	30.7	144,411	30.0	24,926	149,206	30.8

Goodwill	43,433	7.9	38,385	8.0	5,048	40,664	8.4

Other non-current assets	11,142	2.0	14,672	3.0	(3,530)	13,000	2.7

Total assets	¥551,474	100.0%	¥481,964	100.0%	¥69,510	¥484,173	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	December 31, 2005		December 31, 2004		Inc or Dec	March 31, 2005
Current liabilities:	¥	%	¥	%	¥	¥	%
Short-term borrowings	¥47,155		¥26,375		¥20,780	¥28,478
Current portion of long-term debt	6,160		2,603		3,557	8,493
Trade notes and accounts payable	105,922		103,907		2,015	95,076
Other current liabilities	25,762		25,976		(214)	28,280
Total	184,999	33.5	158,861	33.0	26,138	160,327	33.1

Long-term liabilities:
Long-term debt	35,228		44,994		(9,766)	37,833
Accrued pension and severance costs	9,903		23,819		(13,916)	11,128
Other long-term liabilities	12,209		12,445		(236)	12,338
Total	57,340	10.4	81,258	16.8	(23,918)	61,299	12.7

Total liabilities	242,339	43.9	240,119	49.8	2,220	221,626	45.8

Minority interest in consolidated subsidiaries	61,173	11.1	50,220	10.4	10,953	55,507	11.4

Shareholders’ equity:
Common stock	63,416	11.5	59,188	12.3	4,228	61,180	12.6
Additional paid-in capital	66,020	12.0	61,814	12.8	4,206	63,799	13.2
Retained earnings	117,910	21.4	79,644	16.5	38,266	88,954	18.4
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(2,081)		(11,318)		9,237	(9,466)
Unrealized gains (losses) on securities	2,953		2,486		467	2,777
Minimum pension liability adjustment	(56)		(32)		(24)	(56)
Total comprehensive income (loss)	816	0.1	(8,864)	(1.8)	9,680	(6,745)	(1.4)
Treasury stock, at cost	(200)	(0.0)	(157)	(0.0)	(43)	(148)	(0.0)
Total shareholders’ equity	247,962	45.0	191,625	39.8	56,337	207,040	42.8

Total liabilities and shareholders’ equity	¥551,474	100.0%	¥481,964	100.0%	¥69,510	¥484,173	100.0%

Consolidated statements of income

	Yen in millions
	Three months ended December 31,				Nine months ended December 31,
	2005		2004		2005		2004
Net sales	¥136,729	100.0%	¥128,224	100.0%	¥392,903	100.0%	¥364,629	100.0%
Cost of products sold	104,830	76.6	98,434	76.7	301,376	76.7	279,827	76.7
Selling, general and administrative expenses	9,709	7.1	8,812	6.9	30,023	7.6	27,420	7.5
Research and development expenses	7,187	5.3	6,497	5.1	21,423	5.5	18,805	5.2
Operation expenses	121,726	89.0	113,743	88.7	352,822	89.8	326,052	89.4
Operating income	15,003	11.0	14,481	11.3	40,081	10.2	38,577	10.6

Other income (expense):
Interest and dividend income	355		274		1,079		618
Interest expenses	(356)		(231)		(827)		(744)
Foreign exchange gain (loss), net	3,129		(3,623)		7,645		(411)
Gain (loss) from marketable securities, net	1,732		707		2,835		1,462
Gain (loss) from derivative instruments, net	22		201		36		49
Other, net	(247)		373		(1,024)		63
Total	4,635	3.4	(2,299)	(1.8)	9,744	2.5	1,037	0.3
Income before provision for income taxes	19,638	14.4	12,182	9.5	49,825	12.7	39,614	10.9
Provision for income taxes	(5,194)	(3.8)	(2,515)	(2.0)	(11,111)	(2.8)	(8,358)	(2.3)
Income before minority interest and equity in earnings of affiliated companies	14,444	10.6	9,667	7.5	38,714	9.9	31,256	8.6
Minority interest in income (loss) of consolidated subsidiaries	2,369	1.7	1,504	1.2	6,211	1.6	7,032	2.0
Equity in net (income) loss of affiliated companies	(49)	(0.0)	67	0.0	(22)	(0.0)	79	0.0
Net income	¥12,124	8.9%	¥8,096	6.3%	¥32,525	8.3%	¥24,145	6.6%

	Yen in millions
	For the three months ended
	June 30, 2005		September 30, 2005		December 31, 2005
Net sales	¥122,499	100.0%	¥133,675	100.0%	¥136,729	100.0%
Operating income	9,602	7.8	15,476	11.6	15,003	11.0
Income before provision for income taxes	11,959	9.7	18,228	13.6	19,638	14.4
Net income	¥8,794	7.2%	¥11,607	8.7%	¥12,124	8.9%

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the nine- month period ended December 31,		Year ended March 31,
	2005	2004	2005
Cash flows from operating activities:
Net income	¥32,525	¥24,145	¥33,455
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,821	15,575	22,105
Loss (gain) on sales of marketable securities	(2,835)	(1,462)	(1,618)
Loss (gain) on sales and disposal of fixed assets	86	265	1,479
Minority interest in income of consolidated subsidiaries	6,211	7,032	10,954
Equity in net loss (income) of affiliated companies	(22)	79	34
Loss (gain) on derivative instruments, net	(36)	(49)	175
Foreign currency adjustments	(4,169)	1,607	(752)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(8,973)	(23,158)	(15,132)
Decrease (increase) in inventories	(9,814)	(7,387)	(3,254)
Increase (decrease) in notes and accounts payable	7,192	10,510	968
Increase (decrease) in accrued income taxes	(2,311)	551	2,303
Other	(1,168)	(1,107)	(6,384)
Net cash provided by operating activities	35,507	26,601	44,333
Cash flows from investing activities:
Additions to property, plant and equipment	(30,019)	(25,834)	(37,257)
Proceeds from sales of property, plant and equipment	557	1,844	2,510
Purchases of marketable securities	(3)	(1)	(3)
Proceeds from sales of marketable securities	3,062	2,393	2,739
Proceeds from sales of investments in affiliated companies	-	344	344
Payments for additional investments in subsidiaries	(4,117)	(11,082)	(12,103)
Acquisitions of consolidated subsidiaries, net of cash acquired	-	23	23
Other	1,118	(862)	(2,141)
Net cash used in investing activities	(29,402)	(33,175)	(45,888)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	16,493	(59,361)	(57,824)
Proceeds from issuance of long-term debt	100	736	2,868
Repayments of long-term debt	(2,058)	(2,863)	(4,442)
Proceeds from issuance of new shares	340	60,012	60,133
Dividends paid	(3,569)	(2,388)	(2,388)
Other	(1,644)	(902)	(841)
Net cash provided by (used in) financing activities	9,662	(4,766)	(2,494)

Effect of exchange rate changes on cash and cash equivalents	4,370	(1,392)	768
Net increase (decrease) in cash and cash equivalents	20,137	(12,732)	(3,281)
Cash and cash equivalents at beginning of period	70,111	73,392	73,392
Cash and cash equivalents at end of the third quarter	¥90,248	¥60,660	¥70,111

Scope of consolidation and application of the equity method

(1) Scope of consolidation

		As of
	December 31, 2005	March 31, 2005	December 31, 2004
Number of consolidated subsidiaries	93	89	88

Changes from March 31, 2005

Newly included in consolidation: 6
Newly established	3	Nidec Vietnam Corporation Nidec Machinery (Thailand) Co., Ltd. Nidec-Kyori (Shanghai) Machinery Corporation
Increased in consolidation because it became an important subsidiary	3	Nidec-Read Korea Corporation Nidec Sankyo Europe GmbH Nidec Sankyo (Zhejiang) Corporation

Excluded from consolidation: 2
Decreased in consolidation because a subsidiary was liquidated	1	PT. Tokyo Pigeon Indonesia
Decreased in consolidation because it has no importance (in liquidation)	1	Sankyo Precision (Malaysia) Sdn. Bhd.

Changes from December 31, 2004

Newly included in consolidation: 7
Newly established	4	Nidec Sankyo (Zhejiang) Corporation Nidec Vietnam Corporation Nidec Machinery (Thailand) Co., Ltd. Nidec-Kyori (Shanghai) Machinery Corporation
Increased in consolidation because it became an important subsidiary	3	Nidec Logistics Consulting (Pinghu) Corporation Nidec-Read Korea Corporation Nidec Sankyo Europe GmbH

Excluded from consolidation: 2
Decreased in consolidation because a subsidiary was liquidated	1	PT. Tokyo Pigeon Indonesia
Decreased in consolidation because it has no importance (in liquidation)	1	Sankyo Precision (Malaysia) Sdn. Bhd.

(2) Application of equity method

		As of
	December 31, 2005	March 31, 2005	December 31, 2004
Number of affiliates accounted for by the equity method	4	4	5

Changes from March 31, 2005

Excluded from accounted for by the equity method: 0
Not applicable

Changes from December 31, 2004

Excluded from accounted for by the equity method: 1
Decreased in accounted for by the equity method because it is no importance for liquidation	1	Advance-Probe Co., Ltd.

Segment information

1) Operating Segment Information

(Three months data)

			Yen in millions
	Three months ended December 31, 2005		Three months ended December 31, 2004		Increase or decrease
Net sales:
Nidec Corporation	¥43,687	17.6%	¥34,363	15.4%	¥9,324	27.1%
Nidec Electronics (Thailand) Co., Ltd.	20,463	8.3	16,425	7.4	4,038	24.6

Nidec (Zhejiang) Corporation	5,667	2.3	3,939	1.8	1,728	43.9
Nidec (Dalian) Limited	12,361	5.0	10,393	4.7	1,968	18.9
Nidec Singapore Pte. Ltd.	15,974	6.5	13,059	5.9	2,915	22.3
Nidec (H. K.) Co., Ltd.	7,328	3.0	5,335	2.4	1,993	37.4
Nidec Philippines Corporation	8,747	3.5	6,001	2.7	2,746	45.8
Nidec Sankyo Corporation	21,707	8.8	23,799	10.7	(2,092)	(8.8)
Nidec Copal Corporation	13,715	5.5	16,136	7.2	(2,421)	(15.0)
Nidec Tosok Corporation	5,748	2.3	5,943	2.7	(195)	(3.3)
Nidec Copal Electronics Corporation	5,029	2.0	6,149	2.8	(1,120)	(18.2)
Nidec Shibaura Corporation	3,589	1.4	5,075	2.3	(1,486)	(29.3)
Nidec-Shimpo Corporation	2,615	1.1	3,106	1.4	(491)	(15.8)
Nidec Nissin Corporation	3,294	1.3	3,472	1.6	(178)	(5.1)
All others	77,646	31.4	69,766	31.0	7,880	11.3
Sub-total	247,570	100.0	222,961	100.0	24,609	11.0
Adjustments and eliminations	(110,841)	-	(94,737)	-	(16,104)	-
Consolidated total	¥136,729	-	¥128,224	-	¥8,505	6.6%

			Yen in millions
	Three months ended December 31, 2005		Three months ended December 31, 2004		Increase or decrease
Operating income:
Nidec Corporation	¥2,555	17.2%	¥1,411	10.1%	¥1,144	81.1%
Nidec Electronics (Thailand) Co., Ltd.	3,146	21.2	2,416	17.3	730	30.2
Nidec (Zhejiang) Corporation	49	0.3	42	0.3	7	16.7
Nidec (Dalian) Limited	953	6.4	803	5.8	150	18.7
Nidec Singapore Pte. Ltd.	316	2.1	461	3.3	(145)	(31.5)
Nidec (H. K.) Co., Ltd.	85	0.6	97	0.7	(12)	(12.4)
Nidec Philippines Corporation	336	2.3	34	0.2	302	888.2
Nidec Sankyo Corporation	2,444	16.5	2,145	15.4	299	13.9
Nidec Copal Corporation	727	4.9	701	5.0	26	3.7
Nidec Tosok Corporation	227	1.5	305	2.2	(78)	(25.6)
Nidec Copal Electronics Corporation	551	3.7	1,111	8.0	(560)	(50.4)
Nidec Shibaura Corporation	(120)	(0.8)	178	1.3	(298)	-
Nidec-Shimpo Corporation	103	0.7	355	2.5	(252)	(71.0)
Nidec Nissin Corporation	206	1.4	214	1.5	(8)	(3.7)
All others	3,264	22.0	3,676	26.4	(412)	(11.2)
Sub-total	14,842	100.0	13,949	100.0	893	6.4
Adjustments and eliminations	161	-	532	-	(371)	-
Consolidated total	¥15,003	-	¥14,481	-	¥522	3.6%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2005		Nine months ended December 31, 2004		Increase or decrease
Net sales:
Nidec Corporation	¥126,498	17.7%	¥93,945	14.9%	¥32,553	34.7%
Nidec Electronics (Thailand) Co., Ltd.	56,953	8.0	41,791	6.6	15,162	36.3
Nidec (Zhejiang) Corporation	14,592	2.0	10,007	1.6	4,585	45.8
Nidec (Dalian) Limited	36,811	5.2	29,400	4.7	7,411	25.2
Nidec Singapore Pte. Ltd.	47,034	6.6	33,589	5.3	13,445	40.0
Nidec (H. K.) Co., Ltd.	19,194	2.7	14,046	2.2	5,148	36.7
Nidec Philippines Corporation	22,159	3.1	15,913	2.5	6,246	39.3
Nidec Sankyo Corporation	64,436	9.0	66,732	10.6	(2,296)	(3.4)
Nidec Copal Corporation	39,327	5.5	49,995	7.9	(10,668)	(21.3)
Nidec Tosok Corporation	16,975	2.4	18,234	2.9	(1,259)	(6.9)
Nidec Copal Electronics Corporation	16,307	2.3	17,192	2.7	(885)	(5.1)
Nidec Shibaura Corporation	11,793	1.7	17,236	2.7	(5,443)	(31.6)
Nidec-Shimpo Corporation	8,124	1.1	9,297	1.5	(1,173)	(12.6)
Nidec Nissin Corporation	10,002	1.4	10,193	1.6	(191)	(1.9)
All others	223,337	31.3	202,717	32.3	20,620	10.2
Sub-total	713,542	100.0	630,287	100.0	83,255	13.2
Adjustments and eliminations	(320,639)	-	(265,658)	-	(54,981)	-
Consolidated total	¥392,903	-	¥364,629	-	¥28,274	7.8%

			Yen in millions
	Nine months ended December 31, 2005		Nine months ended December 31, 2004		Increase or decrease
Operating income:
Nidec Corporation	¥6,807	16.9%	¥2,062	5.4%	¥4,745	230.1%
Nidec Electronics (Thailand) Co., Ltd.	8,310	20.6	6,513	17.2	1,797	27.6
Nidec (Zhejiang) Corporation	124	0.3	61	0.2	63	103.3
Nidec (Dalian) Limited	2,731	6.8	2,403	6.3	328	13.6
Nidec Singapore Pte. Ltd.	833	2.1	1,598	4.2	(765)	(47.9)
Nidec (H. K.) Co., Ltd.	265	0.7	311	0.8	(46)	(14.8)
Nidec Philippines Corporation	444	1.1	(169)	(0.4)	613	-
Nidec Sankyo Corporation	6,647	16.5	5,421	14.3	1,226	22.6
Nidec Copal Corporation	1,651	4.1	2,357	6.2	(706)	(30.0)
Nidec Tosok Corporation	247	0.6	982	2.6	(735)	(74.8)
Nidec Copal Electronics Corporation	2,266	5.6	2,879	7.6	(613)	(21.3)
Nidec Shibaura Corporation	(194)	(0.5)	809	2.1	(1,003)	-
Nidec-Shimpo Corporation	259	0.6	975	2.6	(716)	(73.4)
Nidec Nissin Corporation	702	1.7	587	1.5	115	19.6
All others	9,243	22.9	11,154	29.4	(1,911)	(17.1)
Sub-total	40,335	100.0	37,943	100.0	2,392	6.3
Adjustments and eliminations	(254)	-	634	-	(888)	-
Consolidated total	¥40,081	-	¥38,577	-	¥1,504	3.9%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

SUPPORT DOCUMENTATION

1. Business Segment Information

(Three months data)

	Japanese yen (Millions)
	Three months ended December 31, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥71,971	¥9,195	¥16,886	¥32,640	¥6,037	¥136,729	¥(-)	¥136,729
Intersegment	79	25	2,347	94	1,014	3,559	(3,559)	-
Total	72,050	9,220	19,233	32,734	7,051	140,288	(3,559)	136,729
Operating expenses	62,450	9,638	16,163	29,870	6,498	124,619	(2,893)	121,726
Operating income	¥9,600	¥(418)	¥3,070	¥2,864	¥553	¥15,669	¥(666)	¥15,003

	Japanese yen (Millions)
	Three months ended December 31, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥59,352	¥8,538	¥20,795	¥34,026	¥5,513	¥128,224	¥(-)	¥128,224
Intersegment	175	20	1,794	223	837	3,049	(3,049)	-
Total	59,527	8,558	22,589	34,249	6,350	131,273	(3,049)	128,224
Operating expenses	52,063	8,599	19,141	30,773	5,457	116,033	(2,290)	113,743
Operating income	¥7,464	¥(41)	¥3,448	¥3,476	¥893	¥15,240	¥(759)	¥14,481

(Nine months data)

	Japanese yen (Millions)
	Nine months ended December 31, 2005
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥202,359	¥27,152	¥50,794	¥95,828	¥16,770	¥392,903	¥(-)	¥392,903
Intersegment	293	73	8,606	429	2,840	12,241	(12,241)	-
Total	202,652	27,225	59,400	96,257	19,610	405,144	(12,241)	392,903
Operating expenses	176,066	28,719	51,896	88,086	18,108	362,875	(10,053)	352,822
Operating income	¥26,586	¥(1,494)	¥7,504	¥8,171	¥1,502	¥42,269	¥(2,188)	¥40,081

	Japanese yen (Millions)
	Nine months ended December 31, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥163,923	¥27,235	¥58,071	¥98,990	¥16,410	¥364,629	¥(-)	¥364,629
Intersegment	364	59	6,238	573	2,210	9,444	(9,444)	-
Total	164,287	27,294	64,309	99,563	18,620	374,073	(9,444)	364,629
Operating expenses	145,096	26,638	55,601	89,268	16,547	333,150	(7,098)	326,052
Operating income	¥19,191	¥656	¥8,708	¥10,295	¥2,073	¥40,923	¥(2,346)	¥38,577

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), s mall precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: Power transmission drives, semiconductor production equipment, precision equipment and FA equipment

(4) Electronic and Optical components: Electronic components and o ptical components

(5) Other: Automobile components, pivot assemblies, other components, service etc.

2. Sales by Geographic Segment

(Three months data)

			Yen in millions
	Three months ended December 31, 2005		Three months ended December 31, 2004		Increase or decrease
Japan	¥72,410	53.0%	¥75,145	58.6%	¥(2,735)	(3.6)%
America	2,109	1.5	2,046	1.6	63	3.1
Singapore	18,320	13.4	15,956	12.4	2,364	14.8
Thailand	15,127	11.1	12,093	9.4	3,034	25.1
Philippines	1,576	1.2	1,447	1.1	129	8.9
China	8,675	6.3	6,864	5.4	1,811	26.4
Other	18,512	13.5	14,673	11.5	3,839	26.2
Total	¥136,729	100.0%	¥128,224	100.0%	¥8,505	6.6%

(Nine months data)

			Yen in millions
	Nine months ended December 31, 2005		Nine months ended December 31, 2004		Increase or decrease
Japan	¥215,181	54.8%	¥222,465	61.0%	¥(7,284)	(3.3)%
America	6,289	1.6	6,291	1.7	(2)	(0.0)
Singapore	54,124	13.8	44,196	12.1	9,928	22.5
Thailand	40,039	10.2	30,977	8.5	9,062	29.3
Philippines	4,894	1.2	4,144	1.1	750	18.1
China	22,136	5.6	17,634	4.8	4,502	25.5
Other	50,240	12.8	38,922	10.8	11,318	29.1
Total	¥392,903	100.0%	¥364,629	100.0%	¥28,274	7.8%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

3. Sales by Region

			Yen in millions
	Nine months ended December 31, 2005		Nine months ended December 31, 2004		Increase or decrease
North America	¥12,638	3.2%	¥13,717	3.8%	¥(1,079)	(7.9)%
Asia	243,081	61.9	197,439	54.1	45,642	23.1
Other	14,372	3.6	17,270	4.7	(2,898)	(16.8)
Overseas sales total	270,091	68.7	228,426	62.6	41,665	18.2
Japan	122,812	31.3	136,203	37.4	(13,391)	(9.8)
Consolidated total	¥392,903	100.0%	¥364,629	100.0%	¥28,274	7.8%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.